                                                                 FILE NO. 69-265

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-3A-2

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the

           Provisions of the Public Utility Holding Company Act of 1935

                        NEW JERSEY RESOURCES CORPORATION

                 For the Calendar Year Ending December 31, 2004

      New Jersey Resources Corporation (the "Company") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, Section 3(a)(1), and submits the following information:

      1. The Company and all of its affiliates named herein, unless otherwise noted, are New Jersey corporations, located at 1415 Wyckoff Road, Wall, New Jersey. The Company holds 100 percent of the Common Stock of New Jersey Natural Gas Company (NJNG), NJR Energy Services Company (Energy Services), NJR Retail Holdings Corporation (Retail Holdings), NJR Capital Services Corporation (Capital), and NJR Service Corporation (Service Corp.). The Company has no independent business operations but operates as a holding company of these and any other subsidiaries that may be formed in the future.

      Energy Services provides unregulated wholesale energy services, including natural gas supply, pipeline capacity and storage management to customers in New Jersey, in states from the Gulf Coast to New England, and Canada. Energy Services owns 99 percent and the Company owns 1 percent of NJR Storage Partners, created in October 2003 to engage in wholesale marketing and storage of natural gas.

      Retail Holdings, formed as an unregulated affiliate to consolidate the Company's unregulated retail operations, owns 100 percent of NJR Home Services Company (Home Services). Home Services serves the needs of approximately 299,400 customers under natural gas appliance protection plan contracts and installs, sells and services appliances to residential and commercial customers with residential-sized equipment. Home Services owns a 90 percent interest in NJR Plumbing Services Company (Plumbing Services) and 10 percent is owned by an employee who is a licensed plumber. Plumbing Services provides plumbing services necessary to support the heating, ventilation and air-conditioning operations of Home Services.

      Capital was formed to consolidate the Company's unregulated energy-related and real estate investments. Capital's 100 percent owned subsidiaries include the following:

      (a) Commercial Realty & Resources Corp. (CR&R), which develops and owns commercial office and mixed-use commercial/industrial real estate projects primarily in Monmouth and Atlantic counties, New Jersey. In 2004, CR&R completed the construction of a 200,000 square foot building in the Monmouth Shores Corporate Office Park II in Monmouth County. On December 23, 2004, CR&R sold the building and the approximately 33 acres of land on which the building sits to its tenant. CR&R currently owns one fully occupied building totaling 4,000 square feet and 151 acres of undeveloped land.

      (b) NJR Investment Company, which was formed to make energy-related equity investments.

      (c) NJR Energy Holdings, which has subsidiaries that include NJR Energy Corporation and NJNR Pipeline Company, both of which invest in energy-related ventures.

      Service Corp. was formed to provide administrative services, including corporate communications, financial, internal audit, legal, human resources and computer technology, to all affiliated companies.


      Among the Company's direct and indirect subsidiaries, only NJNG is a public utility. NJNG is engaged in the business of purchasing, distributing and selling natural gas exclusively in the state of New Jersey, other than as described in Section 3(c) of this document, to more than 454,000 residential, commercial and industrial customers in Monmouth and Ocean counties and parts of Morris and Middlesex counties.

      Service Corp. and NJNG, from time to time, render to each other certain services and make available the use of certain personnel, facilities and equipment. The company receiving such services or using such facilities and equipment will reimburse the other for the cost thereof, pursuant to certain service agreements approved by the New Jersey Board of Public Utilities.

      2. As of December 31, 2004, NJNG owned approximately 3,801 miles of steel, wrought and cast iron distribution main, and 2,584 miles of plastic distribution main. Additionally, NJNG owns approximately 208 miles of steel transmission main in various sizes, approximately 426,882 services and approximately 467,787 meters.

            NJNG owns and operates two liquefied natural gas storage plants, one in Stafford Township and one in Howell Township, New Jersey. The two plants have an estimated maximum capacity of 20,000 and 150,000 Mcf per day, respectively. These facilities are used for peaking supply and emergencies.

            NJNG owns two service centers, one in Atlantic Highlands and the other in Wall, New Jersey, and owns combined service center/customer service offices in Lakewood and Rockaway Township, New Jersey. NJNG leases a storage facility in Long Branch, New Jersey. NJNG also leases its headquarters facilities and a customer service office in Wall, New Jersey, a customer service office in Asbury Park, New Jersey, and a service center in Manahawkin, New Jersey. Each service center houses storerooms, garages, gas distribution operations, and small administrative offices. The customer service offices support customer contact, marketing and other functions.

            NJNG owns and leases certain electronic data processing equipment and owns and leases a fleet of trucks, service vehicles, and automobiles.

            Substantially all of NJNG's properties, not expressly excepted or duly released, are subject to the lien of an Indenture of Mortgage and Deed of Trust to Bank of New York, Midwest Trust Company, dated April 1, 1952, as amended by thirty (30) Supplemental Indentures, as security for NJNG's bonded debt which totaled approximately $179,845,000 at December 31, 2004.

            3. (a) Company has no independent business operations and does not sell natural gas. NJNG sold at retail 70,752,497 Mcf (basis of 1.035 Btu) of natural gas in the State of New Jersey for the calendar year ended December 31, 2004, producing revenues of $677,693,985. These sales represent all the utility's retail sales. NJNG also sold 19,457,345 Mcf (basis of 1.035 Btu) of natural gas at wholesale in the State of New Jersey with revenues of $146,284,625.

               (b) None.

               (c) Company has no independent business operations and does not sell natural gas. NJNG sold at wholesale 23,118,843 Mcf (basis of 1.035 Btu) of natural gas outside the State of New Jersey during calendar 2004 under a Blanket Sale for Resale Certificate issued by the Federal Energy Regulatory Commission, as set forth below.

                                             VOLUMES SOLD           REVENUES
                                             ------------       ----------------
STATE                                            (Mcf)                ($)
-------------------------------------        ------------       ----------------
Arkansas                                           2,705                  17,164
Connecticut                                    2,511,406              20,443,617
Delaware                                         109,768                 780,365
Kentucky                                           6,387                  41,389
Louisiana                                      3,527,536              21,773,247
Maryland                                          40,014                 283,579
Massachusetts                                     59,614                 902,061
Mississippi                                       78,164                 430,437
New Jersey / Pennsylvania(1)                      20,242                 133,339
New Jersey / New York / Pennsylvania(1)        1,021,972               8,636,586
New York                                       4,495,662              34,410,364
Ohio                                             462,277               2,912,590
Pennsylvania                                   9,792,105              70,583,556
Pennsylvania / West Virginia(2)                  774,396               5,075,273
Rhode Island                                      15,436                 131,662
Texas                                            189,275               1,062,184
West Virginia                                     11,884                  77,298
                                              ----------        ----------------
TOTALS                                        23,118,843             167,694,711
                                              ==========        ================

------------
(1) These sales represent operational exchanges where there were no physical transfers of natural gas but payments were made pursuant to contracts.

(2) These states in whole or in part are market zones and are not geographic locations.

               (d) Company has no independent business operations and does not purchase natural gas. For the calendar year ended December 31, 2004, purchases of natural gas by NJNG from sources outside the State of New Jersey amounted to approximately 97,895,127 Mcf (basis of 1.035 Btu), at a cost of $719,781,225, and is more particularly set forth in the table below.

                                                 VOLUMES
                                                PURCHASED             COSTS
                                             ---------------    ----------------
STATE                                            (Mcf)                 ($)
-------------------------------------        ---------------    ----------------
Arkansas                                       12,932,847             82,125,902
Connecticut                                        12,599                 76,284
Indiana                                           963,355              6,913,729
Kentucky                                          251,787              1,768,560
Louisiana                                       6,786,111             35,882,026
Massachusetts                                     433,265              5,175,285
Mississippi                                    18,950,234            112,346,050
New Jersey / New York / Pennsylvania(3)         3,206,108             24,019,884
New Jersey / Pennsylvania(3)                    2,409,729             17,407,542
New York                                       17,654,376             99,805,067
Ohio                                           11,625,590             77,377,213
Pennsylvania                                    1,298,842             10,796,807
Texas                                          17,122,933            100,158,672
Virginia                                          985,507              8,341,780
West Virginia                                      51,981                329,905
Pennsylvania / West Virginia(4)                 7,797,995             50,484,793
                                              -----------            -----------
Subtotal                                      102,483,259            633,009,499
Other Costs(5)                                 -4,588,132             86,771,726
                                              -----------            -----------
TOTALS                                         97,895,127            719,781,225
                                              ===========            ===========

------------
(3) These purchases represent operational exchanges where there were no physical transfers of natural gas but payments were made pursuant to the contracts.

(4) These states in whole or in part are market zones and are not geographic locations.

(5) The negative volumes represent transportation fuel retained by the pipelines for delivery, and the associated costs represent demand charges, transportation and other miscellaneous non-commodity gas costs.

            4. (a) None

               (b) None

               (c) None

               (d) None

               (e) None

                                    EXHIBIT A

      Attached as Exhibit A are Consolidating Income and Surplus Statement and Consolidating Balance Sheet of the Company and its subsidiary companies for the fiscal year ended September 30, 2004.

NEW JERSEY RESOURCES CORPORATION                                    25-Feb-05
CONSOLIDATING INCOME STATEMENT                                     04:14:39 PM
TWELVE MONTHS ENDED SEPTEMBER 30,
2004



                                                                                                                         -----------
                                    NJRE           NJR     NJR CAPITAL            Home     NJR RETIAL   CONSOLIDATING     NJR RETAIL
                                    Cont.   CR&R  Invest.      CORP.     NJNE   Services    HOLDINGS     DR      (CR)      HOLDINGS
                                    -----  ------ -------  -----------   ----   --------   ----------   ----     ----     ----------
OPERATING REVENUE                     288    804              1,092         0    21,606      21,606                         21,606
                                    -----  -----    --       ------       ---    ------      ------     ----     ----       ------
OPERATING EXPENSES
 Gas Purchases                          0      0                  0         0         0           0                              0
 Operations & Maintenance             523  1,229              1,752        20    17,701      17,721                         17,721

 Regulatory rider expenses
 Depreciation & Amortization           60     27                 87         0       338         338                            338
 Energy & Other Taxes                   0    289                289         0       922         922                            922
                                    -----  -----    --       ------       ---    ------      ------     ----     ----       ------
  TOTAL OPERATING EXPENSES            583  1,545     0        2,128        20    18,961      18,981        0        0       18,981
                                    -----  -----    --       ------       ---    ------      ------     ----     ----       ------
OPERATING INCOME                     (295)  (741)    0       (1,036)      (20)    2,645       2,625                          2,625

Other Income (Expense)              1,999    692    26        2,717         0        11          11                             11

INTEREST CHARGES                      227    358    12          597        (8)        1          (7)                            (7)
CAPITALIZED INTEREST                    0   (358)    0         (358)        0         0           0                              0
                                    -----  -----    --       ------       ---    ------      ------     ----     ----       ------
INTEREST CHARGES, NET                 227      0    12          239        (8)        1          (7)       0        0           (7)
                                    -----  -----    --       ------       ---    ------      ------     ----     ----       ------
INCOME BEFORE INCOME TAXES          1,477    (49)   14        1,442       (12)    2,655       2,643                          2,643

INCOME TAX PROVISION                  562    (20)   (2)         540        (3)    1,085       1,082                          1,082
                                    -----  -----    --       ------       ---    ------      ------     ----     ----       ------
NET INCOME                            915    (29)   16          902        (9)    1,570       1,561                          1,561
                                    =====  =====    ==       ======       ===    ======      ======     ====     ====       ======

                                                 NJR                NJR ENERGY     NJR RETAIL   NJR CAPITAL   Consolidated
                                       NJR     SERVICE     NJNG     SERVICES CO.    HOLDINGS        CORP.        TOTAL
                                      ------   -------   -------   ------------    ----------   -----------   ------------
OPERATING REVENUE                          0         0   928,902     1,582,103       21,606        1,092       2,533,703
                                      ------   -------   -------     ---------       ------       ------       ---------
OPERATING EXPENSES
 Gas Purchases                             0         0   663,436     1,549,938            0            0       2,213,374
 Operations & Maintenance              5,032    16,788    77,442         6,987       17,721        1,752         125,722

 Regulatory rider expenses                                 9,540                                                   9,540
 Depreciation & Amortization              44         0    31,776           204          338           87          32,449
 Energy & Other Taxes                    123       583    47,885           106          922          289          49,908
                                      ------   -------   -------     ---------        -----       ------       ---------
  TOTAL OPERATING EXPENSES             5,199    17,371   830,079     1,557,235       18,981        2,128       2,430,993
                                      ------   -------   -------     ---------        -----       ------       ---------
OPERATING INCOME                      (5,199)  (17,371)   98,823        24,868        2,625       (1,036)        102,710

Other Income (Expense)                 6,481    17,323     4,434          (767)          11        2,717          30,199

INTEREST CHARGES                       1,280       (48)   13,077         1,156           (7)         597          16,055
CAPITALIZED INTEREST                       0         0      (302)            0            0         (358)           (660)
                                      ------   -------   -------     ---------        -----       ------       ---------
INTEREST CHARGES, NET                  1,280       (48)   12,775         1,156           (7)         239          15,395
                                      ------   -------   -------     ---------        -----       ------       ---------
INCOME BEFORE INCOME TAXES                 2         0    90,482        22,945        2,643        1,442         117,514

INCOME TAX PROVISION                      (8)        0    34,958         9,373        1,082          540          45,945
                                      ------   -------   -------     ---------        -----       ------       ---------
NET INCOME                                10         0    55,524        13,572        1,561          902          71,569
                                      ======   =======   =======     =========       ======       ======       =========

                                          CONSOLIDATING                CONSOL
                                         DR           (CR)              TOTAL
                                      ---------    ---------          ---------
OPERATING REVENUE                         96 (C)                      2,533,607
                                           0 (G)
                                      ------       ------             ---------
OPERATING EXPENSES                                      0 (G)
 Gas Purchases                                     17,371 (D)         2,213,374
 Operations & Maintenance                              96 (C)           101,118
                                                    6,977 (E)
 Regulatory rider expenses                            160 (I)             9,540
 Depreciation & Amortization                                             32,449
 Energy & Other Taxes                                                    49,908
                                      ------       ------             ---------
  TOTAL OPERATING EXPENSES                                            2,406,389
                                      ------       ------             ---------
OPERATING INCOME                                                        127,218
                                      17,371 (D)
Other Income (Expense)                 6,977 (E)        5 (F)             5,696
                                         160 (I)
INTEREST CHARGES                                                         16,055
CAPITALIZED INTEREST                                                       (660)
                                      ------       ------             ---------
INTEREST CHARGES, NET                                                    15,395
                                      ------       ------             ---------
INCOME BEFORE INCOME TAXES                                              117,519

INCOME TAX PROVISION                                                     45,945
                                      ------       ------             ---------
NET INCOME                                                               71,574
                                      =========    ======             =========

NET INCOME
TWELVE MONTHS                    WEIGHTED AVG SHARES-BASIC        27,529,871    BASIC EARNINGS PER SHARE YTD          $2.60
THREE MONTHS                     WEIGHTED AVG SHARES-BASIC        27,710,288    BASIC EARNINGS PER SHARE QTD         ($0.19)

TWELVE MONTHS                    DENOMINATOR FOR DILUTION         28,052,512    DILUTED EARNINGS PER SHARE YTD        $2.55
THREE MONTHS                     DENOMINATOR FOR DILUTION         28,291,575    DILUTED EARNINGS PER SHARE QTD       ($0.19)

ACTUAL SHARES OUTSTANDING                                         27,740,925

                        NEW JERSEY RESOURCES CORPORATION
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                      FISCAL YEAR ENDING SEPTEMBER 30,2004

                                                                                                           NJR
                                                        NJR        NJR        NJR ENERGY         HOME      DEVELOP.
                                NJRE      PPI   CR&R   INVEST  CAPITAL CORP.   SERVICES   NJNE   SERVICES  CORP.       NJR
                               -------   -----  ----   ------  -------------  ----------  -----  --------  --------  ------
BALANCE AT SEPTEMBER 30, 2003  (11,544)  1,525  (780)    15      (10,784)       28,413    3,843   1,776     5,619    15,309

NET INCOME                         915       0   (29)    16          902        13,572       (9)  1,570     1,561        15

CASH DIVIDENDS DECLARED              0       0     0      0            0             0        0       0         0         0

BALANCE AT SEPTEMBER 30, 2004  (10,629)  1,525  (809)    31       (9,882)       41,985    3,834   3,346     7,180    15,324

                                                            NJR
                                NJNG     ELIMINATION'S  CONSOLIDATED
                               -------   -------------  ------------
BALANCE AT SEPTEMBER 30, 2003  148,677     (32,867)       154,367

NET INCOME                      55,524           0         71,574

CASH DIVIDENDS DECLARED        (35,843)          0        (35,843)

BALANCE AT SEPTEMBER 30, 2004  168,358     (32,867)       190,098

NEW JERSEY RESOURCES CORPORATION                                       25-Feb-05
CONSOLIDATING BALANCE SHEET                                          04:15:41 PM
SEPTEMBER 30, 2004

                                                                                     ASSETS
                                               ------------------------------------------------------------------------------------
                                               NJRE                    NJR    NJR CAPITAL      CONSOLIDATING            NJR CAPITAL
($ IN 000's)                                   Cont.      CR&R       Invest.     CORP.      DR            (CR)             CORP.
------------                                   -----      ----       -------     -----      --            ----             -----
PROP, PLANT & EQUIP
Utility plant                                     0           0                      0                                          0
Accumulated depreciation                          0           0                      0                       0 (1)              0
Oil and gas properties                            0           0                      0                                          0
Accumulated amortization                          0           0                      0                                          0
Furniture & Fixtures                              0           0                      0                         (2)              0
Real estate properties & other                    0      20,126                      0                                     20,126
Accumulated depreciation                          0      (2,383)                     0            (2)                      (2,383)
                                            -------      ------      ----       ------    ------        ------            -------
   Prop plant & equip-net                         0      17,743         0            0         0             0             17,743
                                            -------      ------      ----       ------    ------        ------            -------
CURRENT ASSETS
Cash & Temp. Invest.                              0          89                      0                                         89
Customer A/R                                    638       1,997                      0         0  (3)                       2,635
Unbilled revenue                                  0           0                      0                                          0
Allow for doubtful a/c's                          0           0                      0                                          0
Regulatory asset -st (WNC)                        0           0                      0                                          0
Gas in storage                                    0           0                      0            (4)                           0
Materials & supplies                              0           0                      0                                          0
Prepaid state taxes                               0           0                      0                                          0
Reg asset-Underrecovered gas costs-st             0           0                      0                                          0
Deferred FIT                                      0           0                      0                                          0
Asset Held for Sale, net                          0      20,315                      0                                     20,315
Derivatives                                   9,700           0                      0                                      9,700
Restricted broker margin accounts                 0           0                      0                                          0
Other                                             0           0                      0                                          0
                                            -------      ------      ----       ------    ------        ------            -------
   Total current assets                      10,338      22,401         0            0         0             0             32,739
                                            -------      ------      ----       ------    ------        ------            -------
DEFERRED FIT                                      0           0                      0                       0 (1)              0

DEFERRED CHARGES & OTHER
Equity investments                           18,321           0       690            0                                     19,011
Regulatory Assets                                 0           0                      0                                          0
Reg asset-Underrecovered gas costs-lt             0           0                      0                                          0
Derivatives                                  21,006           0                      0                                     21,006
Restricted cash - construction fund               0           0                      0                                          0
Other                                             0           0                      0            (2)                           0
                                            -------      ------      ----       ------    ------        ------            -------
Total Deferred Charges & Other               39,327           0       690            0         0             0             40,017
                                            -------      ------      ----       ------    ------        ------            -------
INVESTMENT IN SUBSIDIARIES
NJNG                                              0           0                      0                                          0
NJR Energy Serv.                                  0           0                      0                                          0
NJR Retail Holdings                               0           0                      0                                          0
NJNE                                              0           0                      0                                          0
NJNR                                              0           0                 17,885         0  (1)   17,885 (1)              0
Plumbing Services                                 0           0                      0                                          0
Home Services                                     0           0                      0                                          0
Power Services                                    0           0                      0                                          0
NJR Capital Corp.                                 0           0                      0                                          0
NJRE                                              0           0                      0                                          0
CR&R                                              0           0                 14,089         0  (1)   14,089 (1)              0
NJR Investment                                    0           0                    126         0  (1)      126 (1)              0
NJR Service                                       0           0                      0
                                            -------      ------      ----       ------    ------        ------            -------
Total investment in subs                          0           0         0       32,100         0        32,100                  0
                                            -------      ------      ----       ------    ------        ------            -------
INTERCOMPANY
NJR                                         (10,090)    (14,427)     (504)           0                                    (25,021)
NJNG                                            (10)        (23)        0            0                                        (33)
NJR Energy Serv.                                  0           0         0            0                                          0
NJR Retail Holdings                               0           0         0            0                                          0
NJNE                                              0           0         0            0                                          0
NJNR                                              0           0         0            0                                          0
Plumbing Services                                 0           0         0            0                                          0
Home Services                                     0           0         0            0                                          0
Power Services                                    0           0         0            0                                          0
NJR Capital Corp.                                 0           0         0            0                                          0
NJR Energy                                        0           0         0            0                                          0
CR&R                                              0           0         0            0                                          0
NJR Investment                                    0           0         0            0                                          0
NJR Service                                     (10)        (11)        0            0                                        (21)
                                            -------      ------      ----       ------    ------        ------            -------
Total intercompany                          (10,110)    (14,461)     (504)           0         0             0            (25,075)
                                            -------      ------      ----       ------    ------        ------            -------
INTERCOMPANY - FIT                             (191)     (3,050)        7            0                                     (3,234)
                                            -------      ------      ----       ------    ------        ------            -------

      TOTAL ASSETS                           39,364      22,633       193       32,100         0        32,100             62,190
                                            =======      ======      ====       ======    ======        ======            =======

                                                                              ASSETS
                                     --------------------------------------------------------------------------------------------
                                                HOME      NJR RETAIL    CONSOLIDATING           NJR RETAIL                 NJR
($ IN 000'S)                         NJNE     SERVICES     HOLDINGS     DR         (CR)         HOLDINGS       NJR       SERVICE
------------                         ----     --------     --------     --         ----         --------       ---       -------
PROP, PLANT & EQUIP
Utility plant                            0           0           0                                     0             0
Accumulated depreciation                 0           0           0                                     0             0
Oil and gas properties                   0           0           0                                     0             0
Accumulated amortization                 0           0           0                                     0             0           0
Furniture & Fixtures                     0                       0                      (5)            0
Real estate properties & other           0       1,519           0                                 1,519         1,374
Accumulated depreciation                 0      (1,076)          0          (5)                   (1,076)       (1,127)
                                       ---      ------       -----    -----       -----           ------       -------       -----
   Prop plant & equip-net                0         443           0        0           0              443           247           0
                                       ---      ------       -----    -----       -----           ------       -------       -----
CURRENT ASSETS
Cash & Temp. Invest.                   (18)       (107)          0                                  (125)         (124)       (124)
Customer A/R                             0       7,200           0                      (2)        7,200             0         263
Unbilled revenue                         0           0           0                                     0             0
Allow for doubtful a/c's                 0           0           0                                     0             0
Regulatory asset -st (WNC)               0           0           0                                     0             0
Gas in storage                           0           0           0                                     0             0
Materials & supplies                     0         631           0                                   631             0           0
Prepaid state taxes                      0           0           0                                     0             0
Reg asset-Underrecovered gas costs-st    0           0           0                                     0             0
Deferred FIT                             0           0           0                                     0             0
Asset Held for Sale, net                 0           0           0                                     0             0
Derivatives                              0           0           0                                     0             0
Restricted broker margin accounts        0           0           0                                     0             0
Other                                    0           0           0                    0 (4)            0        13,230          21
                                       ---      ------       -----    -----       -----           ------       -------       -----
   Total current assets                (18)      7,724           0        0           0            7,706        13,106         160
                                       ---      ------       -----    -----       -----           ------       -------       -----
                                         0           0           0                    0                0             0           0
DEFERRED FIT

DEFERRED CHARGES & OTHER
Equity investments                       0           0           0                                     0           129
Regulatory Assets                        0           0           0                                     0             0
Reg asset-Underrecovered gas costs-lt    0           0           0                                     0             0
Derivatives                              0           0           0                                     0             0
Restricted cash - construction fund      0           0           0                                     0             0
Other                                    0          71                                                71         1,260         122
                                       ---      ------       -----    -----       -----           ------       -------       -----
Total Deferred Charges & Other           0          71           0        0 (5)                       71         1,389         122
                                       ---      ------       -----    -----       -----           ------       -------       -----
INVESTMENT IN SUBSIDIARIES
NJNG                                     0           0           0                                     0       432,159
NJR Energy Serv.                         0           0           0                                     0        30,644
NJR Retail Holdings                      0           0           0                                     0         4,094
NJNE                                     0           0         635        0 (1)     635 (1)            0             0
NJNR                                     0           0           0                                     0             0
Plumbing Services                        0           0           0        0 (1)       0 (1)            0             0
Home Services                            0           0       3,460        0 (1)   3,460 (1)            0             0
Power Services                           0           0           0        0 (1)       0 (1)            0             0
NJR Capital Corp.                        0           0           0                                     0        32,100
NJRE                                     0           0           0                                     0             0
CR&R                                     0           0           0                                     0             0
NJR Investment                           0           0           0                                     0             0
NJR Service                              0           0           0                                     0             0
                                       ---      ------       -----    -----       -----           ------       -------       -----
Total investment in subs                 0           0       4,095        0       4,095                0       498,997           0
                                       ---      ------       -----    -----       -----           ------       -------       -----
INTERCOMPANY
NJR                                    516         785           0                      (2)        1,301             0       3,588
NJNG                                     0        (137)          0          (2)                     (137)          388         370
NJR Energy Serv.                         0           0           0                                     0       123,419         138
NJR Retail Holdings                      0           0           0                                     0             0           0
NJNE                                     0           0           0                                     0          (516)          0
NJNR                                     0           0           0                                     0             0           2
Plumbing Services                        0         (40)          0                                   (40)          (42)          0
Home Services                            0          40           0                                    40          (742)         41
Power Services                           0           0           0                                     0             0           0
NJR Capital Corp.                        0           0           0                                     0             0           0
NJR Energy                               0           0           0                                     0        10,090           8
CR&R                                     0           0           0                                     0        14,427          11
NJR Investment                           0           0           0                                     0           504           0
NJR Service                              0         (41)          0                                   (41)       (3,584)          0
                                       ---      ------       -----    -----       -----           ------       -------       -----
Total intercompany                     516         607           0        0           0            1,123       143,944       4,158
                                       ---      ------       -----    -----       -----           ------       -------       -----
INTERCOMPANY - FIT                     143        (803)          0                                  (660)        1,464        (549)
                                       ---      ------       -----    -----       -----           ------       -------       -----

      TOTAL ASSETS                     641       8,042       4,095        0       4,095            8,683       659,147       3,891
                                       ===      ======       =====    =====       =====           ======       =======       =====

                                                                                ASSETS
                                        ---------------------------------------------------------------------------------------
                                                     NJR ENERGY   NJR RETAIL   NJR CAPITAL              RECLASS
($ IN 000'S)                            NJNG        Services Co.   HOLDINGS       CORP.      TOTAL        DR               (CR)
------------                            ----        ------------   --------       -----      -----        --               ----
PROP, PLANT & EQUIP
Utility plant                           1,148,905            0             0            0    1,148,905
Accumulated depreciation                 (287,146)           0             0            0     (287,146)
Oil and gas properties                          0            0             0            0            0
Accumulated amortization                        0            0             0            0            0
Furniture & Fixtures                            0                          0            0            0
Real estate properties & other                  0        1,420         1,519       20,126       24,439
Accumulated depreciation                        0       (1,183)       (1,076)      (2,383)      (5,769)
                                        ---------     --------        ------      -------    ---------      ----         -------
   Prop plant & equip-net                 861,759          237           443       17,743      880,429
                                        ---------     --------        ------      -------    ---------      ----         -------
CURRENT ASSETS
Cash & Temp. Invest.                        4,827          224          (125)          89        4,767       276 (6)
Customer A/R                               36,151      106,953         7,200        2,635      153,202                           (1)
Unbilled revenue                            4,453            0             0            0        4,453
Allow for doubtful a/c's                   (2,151)      (3,153)            0            0       (5,304)
Regulatory asset -st (WNC)                      0            0             0            0            0
Gas in storage                             94,085      180,857             0            0      274,942         0 (8)
Materials & supplies                        2,813            0           631            0        3,444
Prepaid state taxes                        11,849            0             0            0       11,849
Reg asset-Underrecovered gas costs-st      69,505            0             0            0       69,505
Deferred FIT                                    0            0             0            0            0
Asset Held for Sale, net                        0            0             0       20,315       20,315
Derivatives                                28,615       51,555             0        9,700       89,870
Restricted broker margin accounts               0       44,639             0            0       44,639                     6,379 (5)
Other                                      14,157        2,097             0            0       29,505         0 (4)          52 (4)
                                        ---------     --------        ------      -------    ---------      ----         -------
   Total current assets                   264,304      383,172         7,706       32,739      701,187
                                        ---------     --------        ------      -------    ---------      ----         -------
                                                0            0             0            0            0         0 (2)           0 (2)
DEFERRED FIT

DEFERRED CHARGES & OTHER
Equity investments                                           0             0       19,011       19,140                       276 (6)
Regulatory Assets                         189,232                          0            0      189,232
Reg asset-Underrecovered gas costs-lt           0            0             0            0            0
Derivatives                                 6,512        4,582             0       21,006       32,100
Restricted cash - construction fund         7,800            0             0            0        7,800
Other                                      29,996        9,750            71            0       41,199
                                        ---------     --------        ------      -------    ---------      ----         -------
Total Deferred Charges & Other            233,540       14,332            71       40,017      289,471
                                        ---------     --------        ------      -------    ---------      ----         -------
INVESTMENT IN SUBSIDIARIES
NJNG                                            0            0             0            0      432,159
NJR Energy Serv.                                0            0             0            0       30,644
NJR Retail Holdings                             0            0             0            0        4,094                         0
NJNE                                            0            0             0            0            0
NJNR                                            0            0             0            0            0
Plumbing Services                               0            0             0            0            0
Home Services                                   0            0             0            0            0
Power Services                                  0            0             0            0            0
NJR Capital Corp.                               0            0             0            0       32,100
NJRE                                            0            0             0            0            0
CR&R                                            0            0             0            0            0
NJR Investment                                  0            0             0            0            0
NJR Service                                     0            0             0            0            0
                                        ---------     --------        ------      -------    ---------      ----         -------
Total investment in subs                        0            0             0            0      498,997
                                        ---------     --------        ------      -------    ---------      ----         -------
INTERCOMPANY
NJR                                          (354)    (123,420)        1,301      (25,021)    (143,906)       52 (4)           0 (4)
NJNG                                            0         (184)         (137)         (33)         404
NJR Energy Serv.                              184            0             0            0      123,741
NJR Retail Holdings                             0            0             0            0            0
NJNE                                            0            0             0            0         (516)
NJNR                                           (5)           0             0            0           (3)
Plumbing Services                               6            0           (40)           0          (76)
Home Services                                  13            0            40            0         (648)
Power Services                                  0            0             0            0            0
NJR Capital Corp.                               0            0             0            0            0
NJR Energy                                     15            0             0            0       10,113
CR&R                                           23            0             0            0       14,461
NJR Investment                                  0            0             0            0          504
NJR Service                                  (342)        (138)          (41)         (21)      (4,126)
                                        ---------     --------        ------      -------    ---------      ----         -------
Total intercompany                           (460)    (123,742)        1,123      (25,075)         (52)
                                        ---------     --------        ------      -------    ---------      ----         -------
INTERCOMPANY - FIT                          6,522       (3,524)         (660)      (3,234)          19                        19 (7)
                                        ---------     --------        ------      -------    ---------      ----         -------

      TOTAL ASSETS                      1,365,665      270,475         8,683       62,190    2,370,051
                                        =========     ========        ======      =======    =========      ====         =======

                                                       ASSETS
                                         -------------------------------------
                                          CONSOLIDATING                 CONSOL
($ IN 000's)                             DR           (CR)              TOTAL
------------                             --           ----              ------
PROP, PLANT & EQUIP
Utility plant                                            40 (F)       1,148,865
Accumulated depreciation                                               (287,146)
Oil and gas properties                                                        0
Accumulated amortization                                                      0
Furniture & Fixtures                                                          0
Real estate properties & other                                           24,439
Accumulated depreciation                                                 (5,769)
                                         ----       -------           ---------
   Prop plant & equip-net                                               880,389
                                         ----       -------           ---------
CURRENT ASSETS
Cash & Temp. Invest.                                                      5,043
Customer A/R                                              0 (H)         153,202
Unbilled revenue                                                          4,453
Allow for doubtful a/c's                                                 (5,304)
Regulatory asset -st (WNC)                                                    0
Gas in storage                                                          274,942
Materials & supplies                                                      3,444
Prepaid state taxes                                                      11,849
Reg asset-Underrecovered gas costs-st                                    69,505
Deferred FIT                                                                  0
Asset Held for Sale, net                                                 20,315
Derivatives                                                              89,870
Restricted broker margin accounts                                        38,260
Other                                       0 (H)     9,016 (B)          20,437
                                         ----       -------           ---------
   Total current assets                                                 686,016
                                         ----       -------           ---------
                                                                              0
DEFERRED FIT

DEFERRED CHARGES & OTHER
Equity investments                                                       18,864
Regulatory Assets                                                       189,232
Reg asset-Underrecovered gas costs-lt                                         0
Derivatives                                                              32,100
Restricted cash - construction fund                                       7,800
Other                                       0 (A)                        41,199
                                         ----       -------           ---------
Total Deferred Charges & Other                                          289,195
                                         ----       -------           ---------
INVESTMENT IN SUBSIDIARIES
NJNG                                                432,159 (A)               0
NJR Energy Serv.                            0        30,644 (A)               0
NJR Retail Holdings                         0         4,094 (A)               0
NJNE                                                      0 (A)               0
NJNR                                                      0 (A)               0
Plumbing Services                                         0 (A)               0
Home Services                                             0 (A)               0
Power Services                                            0 (A)               0
NJR Capital Corp.                                    32,100 (A)               0
NJRE                                                      0 (A)               0
CR&R                                                      0 (A)               0
NJR Investment                                            0 (A)               0
NJR Service                                               0 (A)               0
                                         ----       -------           ---------
Total investment in subs                    0       498,997                   0
                                         ----       -------           ---------
INTERCOMPANY
NJR                                         0             0 (D)        (143,854)
NJNG                                                                        404
NJR Energy Serv.                                                        123,741
NJR Retail Holdings                                                           0
NJNE                                                                       (516)
NJNR                                                                         (3)
Plumbing Services                                                           (76)
Home Services                                                              (648)
Power Services                                                                0
NJR Capital Corp.                                                             0
NJR Energy                                                               10,113
CR&R                                                                     14,461
NJR Investment                                                              504
NJR Service                                                              (4,126)
                                         ----       -------           ---------
Total intercompany                                                            0
                                         ----       -------           ---------
INTERCOMPANY - FIT                                                            0
                                         ----       -------           ---------

      TOTAL ASSETS                                                    1,855,600
                                         ====       =======           =========

NEW JERSEY RESOURCES CORPORATION                                       25-Feb-05
CONSOLIDATING BALANCE SHEET                                          04:15:41 PM
SEPTEMBER 30, 2004

                                                                     LIABILITIES AND STOCKHOLDER EQUITY
                                             --------------------------------------------------------------------------------------
                                               NJRE                    NJR    NJR CAPITAL      CONSOLIDATING            NJR CAPITAL
                                               CONT.      CR&R       INVEST.     CORP.      DR            (CR)             CORP.
                                               -----      ----       -------     -----      --            ----             -----
CAPITALIZATION
Common stock equity                          17,885      14,089       126       32,100    32,100  (1)    1,495 (2)         32,984
                                                                                             611  (2)

Redeemable preferred stock                        0           0                      0                                          0

Long-term debt                                    0           0                      0                                          0
                                             ------      ------       ---       ------    ------        ------            -------
   Total capitalization                      17,885      14,089       126       32,100    32,711         1,495             32,984
                                             ------      ------       ---       ------    ------        ------            -------
CURRENT LIABILITIES
Current maturities of LTD                         0           0                      0                                          0
Notes payable to banks                            0           0                      0                                          0
Commercial paper                                  0           0                      0                                          0
Gas purchases payable                             0           0                      0                         (4)              0
Accounts payable & other                      1,023       3,002                      0                       0 (3)          4,025
Postretirement employee benefit liability       135          63                      0                                        198
Accrued taxes                                   149        (420)                     0                                       (271)
Broker margin accounts
Overrecovered gas costs - S.T.                    0           0                      0                                          0
Derivatives                                     733           0                      0                                        733
Customer credit bal & dep                         0         217                      0                                        217
                                             ------      ------       ---       ------    ------        ------            -------
   Total current liabil                       2,040       2,862         0            0         0             0              4,902
                                             ------      ------       ---       ------    ------        ------            -------
DEFERRED CREDITS
Deferred ITC                                      0           0                      0                                          0
Deferred income taxes                        16,122      (5,908)       67            0         0  (1)      611 (2)         10,892
Deferred revenue                              1,495      11,590                      0     1,495  (2)                      11,590
Overrecovered gas costs - L.T.                                                       0                                          0
Derivatives                                   1,822                                  0                                      1,822
Manufactured gas plant remediation                                                   0                                          0
Postretirement employee benefit liability
Regulatory liabilities
Other                                             0           0                      0                                          0
                                             ------      ------       ---       ------    ------        ------            -------
   Total deferred credits                    19,439       5,682        67            0     1,495           611             24,304
                                             ------      ------       ---       ------    ------        ------            -------
     TOTAL CAP & LIAB.                       39,364      22,633       193       32,100    34,206         2,106             62,190
                                             ======      ======       ===       ======    ======        ======            =======
                                                  0           0         0            0    34,206        34,206                  0
                                                  0           0         0            0                       0                  0

                                                                  LIABILITIES AND STOCKHOLDER EQUITY
                                     ---------------------------------------------------------------------------------------------
                                                HOME      NJR RETAIL    CONSOLIDATING           NJR RETAIL                  NJR
                                     NJNE     SERVICES     HOLDINGS     DR         (CR)         HOLDINGS       NJR        SERVICE
                                     ----     --------     --------     --         ----         --------       ---        -------
CAPITALIZATION
Common stock equity                    635       3,460       4,095    4,095 (1)                    4,095       467,101            0
                                                                          0 (2)

Redeemable preferred stock               0           0           0                                     0             0            0

Long-term debt                           0           0           0                                     0        25,000            0
                                       ---      ------       -----    -----       -----            -----       -------        -----
   Total capitalization                635       3,460       4,095    4,095           0            4,095       492,101            0
                                       ---      ------       -----    -----       -----            -----       -------        -----
CURRENT LIABILITIES
Current maturities of LTD                0           0           0                                     0             0
Notes payable to banks                   0           0           0                                     0       152,100
Commercial paper                         0           0           0                                     0             0
Gas purchases payable                    0           0           0                                     0             0
Accounts payable & other                 6       5,761           0        0 (4)                    5,767        10,179        1,492
Postretirement employee benefit
  liability                                        (72)          0                                   (72)          134        1,324
Accrued taxes                            0         (54)          0                                   (54)        2,062          156
Broker margin accounts
Overrecovered gas costs - S.T.           0           0           0                                     0             0
Derivatives                              0           0           0                                     0             0
Customer credit bal & dep                0           0           0                                     0             0
                                       ---      ------       -----    -----       -----            -----       -------        -----
   Total current liabil                  6       5,635           0        0           0            5,641       164,475        2,972
                                       ---      ------       -----    -----       -----            -----       -------        -----
DEFERRED CREDITS
Deferred ITC                             0           0           0                                     0             0
Deferred income taxes                    0      (2,368)          0        0 (2)                   (2,368)       (1,580)        (708)
Deferred revenue                         0           0           0                                     0             0
Overrecovered gas costs - L.T.           0           0           0                                     0             0
Derivatives                              0           0           0                                     0             0
Manufactured gas plant remediation       0           0           0                                     0             0
Postretirement employee benefit
  liability                                      1,194           0                                 1,194           842        1,508
Regulatory liabilities
Other                                    0         121           0                                   121         3,309          119
                                       ---      ------       -----    -----       -----            -----       -------        -----
   Total deferred credits                0      (1,053)          0        0           0           (1,053)        2,571          919
                                       ---      ------       -----    -----       -----            -----       -------        -----
     TOTAL CAP & LIAB.                 641       8,042       4,095    4,095           0            8,683       659,147        3,891
                                       ===      ======       =====    =====       =====            =====       =======        =====
                                         0           0           0    4,095       4,095                0             0            0
                                         0           0           0                    0                0             0            0

                                                                     LIABILITIES AND STOCKHOLDER EQUITY
                                        ---------------------------------------------------------------------------------------
                                                     NJR ENERGY   NJR RETAIL   NJR CAPITAL              RECLASS
                                        NJNG        SERVICES CO.   HOLDINGS       CORP.      TOTAL        DR               (CR)
                                        ----        ------------   --------       -----      -----        --               ----
CAPITALIZATION
Common stock equity                       432,159       30,615         4,095       32,984      966,954

Redeemable preferred stock                      0            0             0            0            0
Long-term debt                            290,887            0             0            0      315,887
                                        ---------      -------        ------       ------    ---------     -----         -------
   Total capitalization                   723,046       30,615         4,095       32,984    1,282,841
                                        ---------      -------        ------       ------    ---------     -----         -------
CURRENT LIABILITIES
Current maturities of LTD                  27,736            0             0            0       27,736
Notes payable to banks                          0            0             0            0      152,100
Commercial paper                          107,600            0             0            0      107,600
Gas purchases payable                      42,739      168,129             0            0      210,868         0 (1)           0 (8)
Accounts payable & other                   37,877        1,293         5,767        4,025       60,633                       315 (3)
Postretirement employee benefit
  liability                                   613           77           (72)         198        2,274     1,661 (3)
Accrued taxes                              23,226          265           (54)        (271)      25,384        19 (7)
Broker margin accounts                      6,379                                                6,379     6,379 (5)
Overrecovered gas costs - S.T.                  0            0             0            0            0
Derivatives                                18,478       71,450             0          733       90,661
Customer credit bal & dep                  18,522        2,124             0          217       20,863
                                        ---------      -------        ------       ------    ---------     -----         -------
   Total current liabil                   283,170      243,338         5,641        4,902      704,498
                                        ---------      -------        ------       ------    ---------     -----         -------
DEFERRED CREDITS
Deferred ITC                                8,479            0             0            0        8,479
Deferred income taxes                     139,108      (10,273)       (2,368)      10,892      135,071         0 (2)           0 (2)
Deferred revenue                                0          227             0       11,590       11,817
Overrecovered gas costs - L.T.                  0            0             0            0            0
Derivatives                                28,235        3,737             0        1,822       33,794
Manufactured gas plant remediation         92,880            0             0            0       92,880
Postretirement employee benefit
  liability                                 4,825                      1,194            0        8,369       315 (3)       1,661 (3)
Regulatory liabilities                     80,757                                               80,757
Other                                       5,165        2,831           121            0       11,545
   Total deferred credits                 359,449       (3,478)       (1,053)      24,304      382,712
                                        ---------      -------        ------       ------    ---------     -----         -------
     TOTAL CAP & LIAB.                  1,365,665      270,475         8,683       62,190    2,370,051         0               0
                                        =========      =======        ======       ======    =========     =====         =======
                                                0            0             0            0            0     8,702           8,702
                                                0            0             0            0            0                         0

                                           LIABILITIES AND STOCKHOLDER EQUITY
                                        ----------------------------------------
                                            CONSOLIDATING               CONSOL
                                           DR           (CR)             TOTAL
                                           --           ----             -----
CAPITALIZATION
Common stock equity                     498,997 (A)                       467,917
                                             40 (F)
                                              0 (D)
Redeemable preferred stock                                                      0
Long-term debt                                                            315,887
                                        ------        -------           ---------
   Total capitalization                                                   783,804
                                        ------        -------           ---------
CURRENT LIABILITIES
Current maturities of LTD                                                  27,736
Notes payable to banks                                                    152,100
Commercial paper                                                          107,600
Gas purchases payable                         0 (H)                       210,868
Accounts payable & other                  9,016 (B)                        51,932
Postretirement employee benefit
liability                                                                     613
  Accrued taxes                                                            25,365
Broker margin accounts                                                          0
Overrecovered gas costs - S.T.                                                  0
Derivatives                                                                90,661
Customer credit bal & dep                                                  20,863
                                        ------        -------           ---------
   Total current liabil                                                   687,738
                                        ------        -------           ---------
DEFERRED CREDITS
Deferred ITC                                                                8,479
Deferred income taxes                                                     135,071
Deferred revenue                                                           11,817
Overrecovered gas costs - L.T.                                                  0
Derivatives                                                                33,794
Manufactured gas plant remediation                                         92,880
Postretirement employee benefit
  liability                                                                 9,715
Regulatory liabilities                                                     80,757
Other                                                                      11,545
                                        ------        -------           ---------
   Total deferred credits                                                 384,058
                                        ------        -------           ---------
     TOTAL CAP & LIAB.                                                  1,855,600
                                        =======       =======           =========
                                        508,053       508,053                   0
                                                            0                   0

                                    EXHIBIT B

      Attached as Exhibit B is Consolidating Financial Data Schedule for the fiscal year ended September 30, 2004.

                        New Jersey Resources Corporation
                           Financial Data Schedule UT
                  For the Fiscal Year Ended September 30, 2004

THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM NEW JERSEY RESOURCES CORPORATION'S 2004 ANNUAL REPORT TO STOCKHOLDERS INCLUDING THE CONSOLIDATED STATEMENTS OF INCOME, CONSOLIDATED STATEMENTS OF CASH FLOWS, CONSOLIDATED BALANCE SHEETS AND CONSOLIDATED STATEMENTS OF COMMON STOCK EQUITY AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.

                                          Twelve
Item                           Item       Months
Number                      Description    000's
--------------------------  -----------  ---------
1. total assets                          1,855,600
2. gross operating revenue               2,533,607
3. net income                               71,574

                                    EXHIBIT C

None

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2005.

                                               New Jersey Resources Corporation

                                          By: __________________________________
                                               OLETA J. HARDEN
                                               Senior Vice President & Secretary

(Corporate Seal)

Attest:

_______________________________
GLENN C. LOCKWOOD
Senior Vice President & CFO

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

               Oleta J. Harden, Senior Vice President & Secretary
                        New Jersey Resources Corporation
                                1415 Wyckoff Road
                                 Wall, NJ 07719

                                       15